                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2003


                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

[TELECOM ITALIA LOGO]


PRESS RELEASE

Board adopts 2002 draft accounts

Operating profitability enhanced compared with 2001

2002 - 2004 Plan targets bettered

Efficiency savings of 1.6 billion euros

Over 4.8 billion euros in gains from disposals (5.2 billion at year-end 2001)

Seat equity stake written down: directories business no longer strategic

Debt reduced to 18.1 billion euros

Debt due beyond one year up from 64% at year-end 2001 to 75% at year-end 2002

Distribution of reserves for dividend payout, in line with previous year, excluding that already distributed in December 2002


TELECOM ITALIA GROUP

-	REVENUES: 30,400 MILLION EUROS, (-1.4% COMPARED WITH 2001)
        +3.8% EXCLUDING EXCHANGE RATES AND CHANGES TO THE CONSOLIDATION AREA

-	GROSS OPERATING RESULT: 13,964 MILLION EUROS, (+2.5% COMPARED WITH 2001)
        +4.9% EXCLUDING EXCHANGE RATES AND CHANGES TO THE CONSOLIDATION AREA

-	GROSS OPERATING RESULT/REVENUES RATIO: 45.9%
        (44.2% IN 2001)

-	OPERATING INCOME: 7,381 MILLION EUROS
        (+10.6% COMPARED WITH 2001)
        +9.9% EXCLUDING EXCHANGE RATES AND CHANGES TO THE CONSOLIDATION AREA

-	OPERATING INCOME/REVENUES RATIO: 24.3%
        (21.7% IN 2001)

-	RESULT BEFORE EXTRAORDINARY ITEMS AND TAX: 5,218 MILLION EUROS
        (2,719 MILLION EURO IN 2001)

-	BALANCE OF EXTRAORDINARY INCOME AND CHARGES -5,637 MILLION EUROS
        (-3,452 MILLION IN 2001)

-	CONSOLIDATED NET RESULT: -322 MILLION EUROS
        (-2,068 MILLION EUROS IN 2001),
        THOUGH A 297 MILLION EURO PROFIT PRIOR TO MINORITIES

-	DEBT: 18,118 MILLION EUROS
        (-3,824 MILLION EUROS COMPARED WITH YEAR-END 2001)

-	FREE CASH FLOW: 8,610 MILLION EUROS
        (+2,620 MILLION EUROS COMPARED WITH 2001)


TELECOM ITALIA SPA

-	REVENUES: 17,055 MILLION EUROS, DOWN (-1.5% COMPARED WITH 2001)
        AS A RESULT OF PRICE REDUCTIONS

-	GROSS OPERATING RESULT/REVENUES RATIO: 44.3%
        (43.7% IN 2001)

-	OPERATING INCOME: 4,045 MILLION EUROS
        (+1.6% COMPARED WITH 2001)

-	OPERATING INCOME/REVENUES RATIO: 23.7%
        (23% IN 2001)

-	RESULT BEFORE EXTRAORDINARY ITEMS AND TAX: 4,422 MILLION EUROS
        (+22.6% COMPARED WITH 2001)

-	NET RESULT: -1,645 MILLION EUROS
        (151 MILLION EUROS IN 2001)

-	DEBT: 15,128 MILLION EUROS
        (-1,785 MILLION EUROS COMPARED WITH YEAR-END 2001)



Milan, March 12, 2003 - At yesterday's Meeting, the Board of Directors chaired by Marco Tronchetti Provera adopted the 2002 draft accounts.

The Telecom Italia Group in 2002

The 2002 financial year closed with the 2002-2004 Business Plan targets met and in many cases bettered. Efficiency savings on cash cost (operating costs + investments) of 1,631 million euros were achieved, equivalent to 80% of the three-year 2 billion euro target set. Disposals worth 4,771 million euros were completed, which was sufficient to improve upon the disposals plan targets established in November 2001; the total figure now stands at 5.2 billion euros. The initial plan target, for September 2003, was set at 5 billion euros. The results achieved through efficiency gains and the disposals plan have strongly impacted Group debt. At year-end 2002 debt was down to 18.1 billion euros, a figure that improved upon the 18.3 billion euro Plan target.

Profitability also posted a major improvement in 2002. The gross operating result/revenues ratio was up from 44.2% in 2001 to 45.9%, and the operating income/revenues ratio rose from 21.7% in 2001 to 24.3%.

The Group's corporate structure has also been streamlined: the number of companies has been reduced from 714 to 416.

On 12 December 2002 the Telecom Italia Shareholders' Meeting resolved to reclassify and distribute reserves up to a maximum of 1,000 million euros, corresponding to a rate of 0.1357 euros per ordinary and savings share. The sum of 987 million euros was paid out on 19 December 2002.


TELECOM ITALIA GROUP

During the course of 2002 the 9Telecom Group, Telespazio Group and the companies of Sogei S.p.A., Consiel S.p.A., Datahouse S.p.A., Emsa S.p.A., Immsi S.p.A. and Telimm S.p.A. all exited the consolidation area. Over the same period, the Webegg Group and Epiclink S.p.A., Netsei S.p.A. and Blu S.p.a. companies were consolidated.

Group revenues amounted to 30,400 million euros, down by 1.4% on the preceding year (30,818 million in 2001). Organic growth amounted to 3.8% excluding exchange rate differences (-763 million euros) and changes to the area of consolidation (-755 million euros) . The Mobile Business Unit was the main engine of revenue growth. The gross operating result amounted to 13,964 million euros (an increase of 2.5% compared with 2001), a rise of 4.9% without taking into account exchange rates (-186 million euros) and alterations to the consolidation area (-120 million euros). The gross operating result was equivalent to 45.9% of revenues (44.2% in 2001). In 2002 the gross operating result was impacted by reduced consumption of materials and external services (- 3.7% compared with 2001) and lower labour costs (-2.5% compared with 2001).

Operating income amounted to 7,381 million euros, a 707 million euro improvement (+10.6% compared with 2001, +9.9 in organic growth terms) achieved through higher revenues, which rose from 21.7% in 2001 to 24.3% in 2002. The improvement reflects both a better gross operating result and lower write-downs. In particular write-downs for goodwill fell by 178 million euros, from 1,022 million euros in 2001 to 844 million euros in 2002, mainly as a result of write-downs undertaken in 2001.

The result before extraordinary items and tax was 5,218 million euros (2,719 million euros in 2001).

This was offset by the balance of extraordinary income and charges, which came to - 5,637 million euros (-3,452 million euros in 2001) and included:

-	capital gains of 2,413 million euros from the disposal of equity interests (264 million euros in 2001) following the sale of AUNA, Bouygues Decaux Telecom, Mobilkom Austria, Lottomatica, Telemaco Immobiliare, Telespazio and the Tiglio project;

-	write-downs for goodwill and the put/call pledge on SEAT PG shares worth an aggregate of 3,486 million euros. This item was written down by adjustment to its market value (on the basis of the average ordinary share listing over the second half of 2002), in consideration of the fact that the Group no longer considers its Directories business to be of a strategic nature. Provisions of 569 million euros were made in 2001 to cover the put/call pledge on SEAT PG shares;

-	write-downs and goodwill on equity interests of 2,751 million euros
(2,984 million euros in 2001), principally regarding Aria-Is TIM Turkey, Netco Redes, Corporacion Digitel and Blu;

-	miscellaneous extraordinary charges of 1,813 million euros (732 million euros in 2001), inclusive of provisions in 2002 associated with disposal of the equity stake in the 9Telecom Group, the capital loss on the disposal of shares in Telekom Austria AG, charges sustained as a result of extraordinary operations regarding equity interests, charges sustained for provisions regarding redundancies and personnel mobility, and allocations to reserves.

The pre-tax result corresponded to a 419 million euro loss, which was a 314 million euro improvement compared with the preceding year. This improvement may be ascribed to significant growth in operating income (+707 million euros compared with 2001) and an improved balance of long-term investment income and charges and equity interests (+1,792 million euros compared with 2001).

The consolidated net result for 2002 was a 322 million euro loss (against a profit of 297 million euros prior to minority interests). This compares with the 2001 loss of 2,068 million euros (a 1,658 million euro loss prior to minorities). Investments amounted to an aggregate of 6,919 million euros (11,257 million euros in 2001). The figure is sub-divided between 4,842 million euros of capital expenditure and 1,708 million euros of long-term investments, plus a further 369 million euros in goodwill.

Free cash flow stood at 8,610 million euros, following an increase of 2,620 million euros; this item amounted to 28.3% of revenues (19.4% for 2001).

Net financial borrowings equal to 18,118 million euros were down by 3,824 million euros compared with year-end 2001 (21,942 million euros) after pay-out of dividends and the distribution of reserves totalling 4,945 million euros substantially balanced by disposals undertaken in 2002 worth 4,771 million euros in aggregate. Stakes were disposed of in AUNA (1,998 million euros), Bouygues Telecom (750 million euros), Mobilkom Austria (756 million euros), Lottomatica (212 million euros), Sogei (176 million euros), Telemaco Immobiliare (192 million euros), IMMSI (69 million euros), Tiglio (328 million euros), Telekom Austria (559 million euros), Telespazio (239 million euros), 9Telecom (-529 million euros) and sundry others (21 million euros). The structure of debt was also improved: debt maturing beyond one year rose from 64% of the year-end 2001 total to 75% at year-end 2002.

Group headcount at year-end 2002 was 101,713, a 8,243 fall (109,956 in 2001). Of this number, 2,883 left through changes to the consolidation area and 5,360 as a result of turnover-related personnel number reductions.


TELECOM ITALIA SPA

Telecom Italia S.p.A. revenues in 2002 amounted to 17,055 million euros, a slight reduction compared with the preceding year (17,309 million euros). This drop may be ascribed essentially to price cuts brought in by regulatory policy.

The gross operating result of 7,549 million euros was 22 million euros lower than the result for 2001 financial year (7,571 million euros), and corresponded to 44.3% of revenues (43.7% in 2001).

Operating income equal to 4,045 million euros registered a 62 million euro increase compared with the 2001 financial year (3,983 million euros), and was equivalent to 23.7% of revenues (23% in 2001).

The result before extraordinary items and tax was 4,422 million euros (3,606 million euros in 2001), a 22.6% increase compared with the preceding financial year.

The net result was a 1,645 million euro loss. The company registered a profit of 151 million euros in 2001. This year's performance may principally be ascribed to a worse balance of extraordinary income and charges, corresponding to -6,093 million euros (-2,893 million euros in 2001), which was partially offset by improved income from operations (+62 million euros compared with 2001), a better balance of long-term equity investment income and charges (+754 million euros compared with 2001) and lower taxes on income (+588 million euros compared with
2001). The dividend policy pursued the goal of ensuring a pay-out to shareholders to match the dividend payout distributed for the 2001 financial year. Reserves worth 987 million euros were distributed in December 2002 (corresponding to a dividend payout of 0.1357 euro per share); the remaining portion shall be addressed in a resolution to be put before the Shareholders' Meeting that convenes to adopt the 2002 financial statements equal to 0.1768 euro per ordinary share and 0.1878 per savings share, through withdrawal of reserves from income and capital.

Net financial borrowings, equal to 15,128 million euros, were brought down by 1,785 million euros compared with year-end 2001 (16,913 million euros). The improvement over 2001 was generated by money supply from operations (7,845 million euros), which more than covered commitments on investment (2,322 million euros), pay-out of dividends for the 2001 financial year, and a distribution of profit and profit reserves amounting to an aggregate total of 3,293 million euros.


EVENTS OCCURRING AFTER 31 DECEMBER 2002

- Renewal of first 2001 securitization tranche
On 22 January the TI Securitisation Vehicle company renewed the first 100 million tranche of Asset Backed shares issued on 29 January 2001. This transaction falls under the Telecom Italia telephone bill securitization plan.

- Disposal of TI logistics company arm
On 27 January Telecom Italia announced a deal with TNT Logistics Italia whereby TNT takes over the stocking and distribution of fixed-line telephony products for customers and Telecom Italia Network assistance and installation. Among other factors, the deal includes the transfer to TNT Logistics of a portion of the Telecom Italia company comprising 6 central warehouses, 100 outlying warehouses and over 4.5 million pieces of telephone sets and telephone installation articles annually. Devised to promote a company focus on core business, the agreement became operational on 5 March 2003, upon receipt of clearance from the Italian Competition Authority and completion of union consultation procedures.

- Acquisition of equity in Consodata
On 12 February Seat Pagine Gialle acquired 1,108,695 ordinary shares in French subsidiary Consodata S.A.- quoted on the Paris Nouveau Marche stock exchange - after the founding shareholders' exercised their option to sell, which was extended to them under an agreement made originally by the preceding Seat PG management on 31 July 2000. This transaction, undertaken at an agreed consideration of 44 euros per share - making an aggregate of approximately 48.8 million euros - has enabled Seat PG to acquire a further 8.17% of the company share capital and voting rights, thereby raising its stake in Consodata S.A. to 98.60%.

- Disposal of Telekom Srbija
On 28 December 2002 the Telecom Italia Group announced that it had struck a deal for the sale to PTT Srbija of its 29% holding in Telekom Srbija. The deal was finalized on 20 February 2003 and the operation is expected to be completed by the end of June. PTT is to pay 195 million euros, of which 120 million in four monthly instalments starting from February 2003, and the remainder to be settled in six half-yearly instalments from January 2006. The shares disposed of shall be deposited with an international bank until payment of the consideration is complete.

- Telecom Italia - Hewlett-Packard deal
On 21 February Telecom Italia and Hewlett-Packard struck a five-year management services and outsourcing deal worth a total of 225 million euros. Under the agreement, HP is to supply asset management, help desk, maintenance and administration operations regarding 90,000 Telecom Italia workstations, drawing upon the skills of around 600 IT Telecom specialists who will be transferred to a new HP entity specialized in these services. For its part, IT Telecom is to house the systems and administer HP Italia's SAP environment operations. The agreement will lead to a closer focus on core business and generate efficiency gains through the realization of distributed environment management savings. The deal becomes binding and operational once consultations have been completed with the unions and a go-ahead has been received from the Italian Competition Authority.

- Telecom Italia share buyback
Under the buyback plan authorized by the Ordinary Telecom Italia Shareholders' Meeting of 7 November 2001, it should be noted that during the period between 1 January and 12 March 2003, 54,309,500 savings shares were acquired at an average price of 5.24 euros per share, corresponding to an investment of 285 million euros, plus 6,195,500 ordinary shares at an average price of 8 euros per share, corresponding to a 50 million euro investment.


Communication and Media Relations
Corporate Press Office
+39.06.3688.2610
www.telecomitalia.it/press

Investor Relations
+39.06.3688.2381/3378
www.telecomitalia.it/investor_relations

BUSINESS UNIT RESULTS BREAKDOWN


DOMESTIC WIRELINE

Domestic Wireline, the Telecom Italia fixed-line network business unit, posted much improved operating and economic figures in 2002 compared with the preceding year.

Revenues amounted to 17,022 million euros, after registering a 0.9% decline compared with 2001. This slight drop was significantly less than in 2001 (-1.4% compared with 2000), and is a major achievement accomplished by effective positioning on the telephony market, the core business for the Domestic Wireline business unit, and significant growth in the broadband, innovative data services and value added services markets. This reflected the deep penetration of flat-rate voice offerings, which now apply to more than 5.2 million lines, corresponding to a 24% penetration of DW's client base, a stabilization of the traffic market share (+0.1% compared with 2001), and an expansion of broadband offerings, which has pushed the market up to 850,000 access lines. Particularly impressive growth was recorded in the innovative data services and Web services market, which offset the fall registered in traditional data and leased line services, where prices are regulated and a migration towards innovative solutions is underway.

The gross operating result, equal to 7,965 million euros, was up by a healthy 2.8% compared with the preceding financial year. This was equivalent to 46.8% of revenues, against 45.1% in 2001.

Operating income amounted to 4,700 million euros, a rise of 7.8% compared with 2001. Operating income corresponded to 27.6% of revenues in 2002, against 25.4% for the preceding year.

In 2002 Domestic Wireline confirmed its major commitment to investment after investing 2,462 million euros, equivalent to 14.5% of annual revenues.


MOBILE SERVICES

In 2002 TIM SpA consolidated its position as Italy's number one mobile telephony company, and currently supplies 25.3 million lines (+5.7% compared with the preceding year).

TIM Group revenues for 2002 were equal to 10,867 million euros, having registered growth of 6.0% compared with the 2001 financial year (10,250 million euros).

The gross operating result amounted to 5,039 million euros, after posting a 5.9% rise compared with the 2001 financial year (4,760 million euros). The gross operating result amounted to 46.4% of revenues.

Operating income was 3,358 million euros, up 7.1% compared with the 2001 financial year (3,136 million euros).

Consolidated net income for the TIM parent company amounted to 1,165 million euros, after registering a 22.6% rise compared with the 2001 financial year (950 million euros).

TIM Group-supplied mobile lines increased by 12.2% to reach 39.1 million, a rise of 12.2% compared with the 34.9 million year-end 2001 figure.

TIM S.p.A. revenues for the 2002 financial year reached 8,915 million euros (9,022 million euros inclusive of former Blu S.p.A. company operations), compared with 8,357 million euros for the 2001 financial year. This corresponds to growth of 6.7%. Revenues from Value Added Services (VAS) amounted to 752 million, after posting an increase in excess of 41% compared with the 2001 financial year.

The gross operating result totalled 4,529 million euros (4,404 million euros inclusive of former Blu S.p.A. company operations), corresponding to 7.2% growth over 2001 (4,225 million euros). The gross operating result corresponded to 50.8% of revenues (50.6% in 2001).

Operating income amounted to 3,323 million euros (3,153 million euros inclusive of former Blu S.p.A. company operations), after a 2.8% rise (3,231 million euros in 2001).


LATIN AMERICA (CHILE, BOLIVIA)

Revenues amounted to 1,409 million euros. The 8.1% reduction compared with 2001 may essentially be ascribed to currency fluctuations, which had a negative aggregate impact of 212 million euros. Stripping out this factor, consolidated revenues grew by 5.7%.

The gross operating result, at 450 million euros, came down by 77 million euros (-14.6%) compared with 2001. Of this sum, approximately 65 million euros may principally be ascribed to exchange rate fluctuations. Not taking the variations into account, the gross operating result fell by 2.3% compared with 2001.

Operating income, equal to 146 million euros, followed the same trend as the gross operating result.

During 2002 the Telecom Italia Group sold off a portion of its equity stake in Solpart Participacoes SA (indirectly in control of Brasil Telecom) for US$47,000. As a result of this move the Solpart stake was reduced from 37.29% to 19%, which was necessary to remove the regulatory impediment that had been preventing the TIM Group from rolling out its nationwide GSM service in Brazil.


INTERNET & MEDIA

In 2002 Seat PG, the Telecom Italia Group media business unit whose operations span telephone publishing, the Internet and television, repositioned its core business, consolidated its presence on its market of operates, and enhanced its in-house sales structure.

The Seat Pagine Gialle Group registered aggregate revenues in 2002 equal to 1,991 million euros (+1.7% compared with year-end 2001), for a consolidated net profit of 14 million euros. This compares with a 313 million euros loss reported in 2001.

In a particularly harsh economic climate, management has concentrated on rationalizing operations and containing costs. For the first time, all spheres of activity generated a gross operating profit - with the exception of Television, which nevertheless drastically reduced the losses it incurred.

The highest growth area was domestic Italian telephone publishing operations, for which revenues grew by 3.7%, even after taking into account the incidence of companies disposed of during 2002 and consequently leaving the consolidation area.

The Group's headline results are 33.6% growth in gross operating profit to 593 million euros (equivalent to 29.8% of revenues) and operating income up by 31 million euros on 2001 to 232 million euros for 2002. These results have been accomplished through the disposal of loss-making activities and through major efficiency gains posted in particular in the Internet, Directories and Directory Assistance sectors. Debt was brought down from 922 million euros in 2001 to 680 million euros at year-end 2002, thanks to strong operating cash flow and implementation of rationalization moves.


INFORMATION TECHNOLOGY MARKET

The Information Technology for the Market Business Unit (Finsiel Group) was established early in 2002 following a reorganization of operations undertaken by splitting the preceding Information Technology Services Business Unit by customer type. The BU has responsibility for Group IT operations oriented towards external markets.

The results achieved in the 2002 financial year in comparison with the 2001 financial year results, which have been reclassified on equivalent terms. It should be noted that Sogei was only consolidated for the first six months of 2002, and Consiel for the first eight months of 2002.

Revenues, equal to 912 million euros, recorded a slight fall compared with 2001 (960 million euros). The gross operating result of 104 million euros was down compared with 2001 (137 million euros). Operating income, equal to 61 million euros, fell compared with 2001 (100 million euros).

In 2002 Finsiel Group offerings were rationalized through a refocus on vertical markets (government, finance and enterprise).


INFORMATION TECHNOLOGY GROUP

The Information Technology for the Group operating unit (IT Telecom S.p.A.) was established early in 2002 following a reorganization of operations undertaken by splitting the preceding Information Technology Services Business Unit by customer type. The BU has responsibility for Group IT operations targeted at the Telecom Italia Group. It also encompasses the operations undertaken by the TILab Group, a unit with the brief to identify and manage innovative ventures and open up new business opportunities for Group companies and the external market.

The results achieved in the 2002 financial year in comparison with the 2001 financial year results, which have been reclassified on equivalent terms. During 2002 the companies of Netsiel, Saritel, Sodalia and Telesoft were merged with and incorporated into IT Telecom S.p.A. as part of a broader reorganization of Telecom Group holdings.

Revenues, corresponding to 1,215 million euros, recorded growth compared with 2001 (1,198 million euros). The gross operating result of 140 million euros was down compared with 2001 (188 million euros). Operating income, corresponding to 21 million euros, was pegged back by price cuts to below the 2001 operating profit of 22 million euros).

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events, including preliminary results for the full year ended December 31, 2002, which are currently beeing reviewed and audited by Reconta Ernst & Young, Telecom Italia's outside auditors. The ability of the Telecom Italia Group to achieve its forecasted results is dependant on many factors which are outside of management's control. Actual results may differ materially from those forecasted or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

-	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

-	the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

-	the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

-	the impact of regulatory decisions and changes in the regulatory environment;

-	the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

-	the continuing impact of rapid changes in technologies;

-	the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

-	the impact of fluctuations in currency exchange and interest rates;

-	Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

-	the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

-	Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

-	SEAT's ability to successfully implement its internet strategy;

-	the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

-	the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

-	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 12, 2003


                                                   TELECOM ITALIA S.p.A.


                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager